भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECD S.E.C.
DEC 0 1 2004
1086

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक [redacted]
मादाम क
मुंबई 40

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
[redacted] न,
मार्ग,
1.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

04046403

क्रमांक / No. CO / S & B /

दिनांक / Date :

SUPPL

CO/S&B/ VR/2004/ 3543 27.11.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE No 82-4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/3536 dated the November 27, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

dlw 12/2

भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2004/3536

दिनांक / Date : 27.11.2004

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को वढावा मिलेगा.

Revision in Interest Rates on Domestic Term Deposits

1. It has been decided to revise interest rates on **Domestic Term Deposits effective from 29th November 2004** as under:

Existing		**Revised rates w.e.f 29.11.2004**	
Duration	Interest Rate (% p.a.)	Duration	Interest Rate (% p.a.)
7 days to 14 days	NA	7 days to 14 days	3.00
15 days to 45 days	3.75	15 days to 45 days	4.00
46 days to 179 days	4.25	46 days to 179 days	4.50
180 days to less than 1 year	4.75	180 days to less than 1 year	5.00
1 year to less than 3 years	5.00	1 year to less than 3 years	5.50
3 years and above	5.25	3 years to less than 5 years	5.75
		5 years and above	6.25

2. A new slab for Domestic Term Deposits with a maturity period of "7 days to 14 days" has been introduced.

3. The interest rates payable on deposits of Senior Citizens revised as under:

Existing		**Revised rates w.e.f. 29.11.2004**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 3 years	5.50	1 year to less than 3 years	6.00
3 years and above	5.75	3 years to less than 5 years	6.25
		5 years and above	6.50

Personal Banking: Revision in interest rates on Housing loans

It has been decided to revise interest rates on housing loans effective from 29th November 2004 as under:

	Floating Interest rates		**Fixed Interest rates**	
Tenure	**Existing**	**Revised (w.e.f. 29.11.04)**	**Existing**	**Revised (w.e.f. 29.11.04)**
Up to 5 years	2.75% below SBAR i.e. 7.50% p.a.	2.25% below SBAR i.e. 8.00% p.a.	8.00%	8.50%
Above 5 years and upto 15 years	2.25% below SBAR i.e. 8.00% p.a.	1.75% below SBAR i.e. 8.50% p.a.	8.75%	9.00%
Above 15 years and upto 20 years	2.00% below SBAR i.e. 8.25% p.a.	1.50% below SBAR i.e. 8.75% p.a.	9.00%	9.25%

The revised interest rates shall be applicable to all housing loans whose first disbursal is on or after 29th November 2004 irrespective of date of sanction. In all cases where first disbursal is before 29th November 2004, the existing interest rates for both floating and fixed rates will continue.